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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                             TITAN EXPLORATION, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   888289 10 5
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages
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                                  Schedule 13G
CUSIP No. 888289 10 5

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jack D. Hightower


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]
      (See Instructions)                                          (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

               5     SOLE VOTING POWER
  NUMBER OF
   SHARES            3,834,212
BENEFICIALLY
  OWNED BY     6     SHARED VOTING POWER
    EACH
  REPORTING          0
   PERSON
    WITH       7     SOLE DISPOSITIVE POWER

                     3,834,212

               8     SHARED DISPOSITIVE POWER

                     0

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,834,212

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      11%

12    TYPE OF REPORTING PERSON (See Instructions) IN


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ITEM 1.

      (a)  Name of issuer:  Titan Exploration, Inc.

      (b)  Address of issuer's principal executive offices:
                                                       500 West Texas, Suite 500
                                                       Midland, Texas  79701

ITEM 2.

      (a)  Name of person filing:

            This report is filed by Jack D. Hightower ("Mr. Hightower").

      (b)  Address of principal business office:

            The address of the principal business office of Mr. Hightower is 500 West Texas, Suite 500, Midland, Texas 79701.

      (c)  Citizenship:

            Mr. Hightower is a citizen of the United States of America.

      (d)  Title of class of securities:  Common Stock, par value $.01 per share

      (e)  CUSIP Number:  888289 10 5

ITEM 3.  STATUS AS PERSON FILING PURSUANT TO RULE 13d-1(b) OR 13d-2(b):
                                                                  Not Applicable

ITEM 4.  OWNERSHIP

      (a)  Amount beneficially owned:  3,834,212 shares

      (b)  Percent of class:  11%

      (c)  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:  3,834,212 shares

            (ii)  shared power to vote or to direct the vote:  None

            (iii) sole power to dispose or to direct the disposition of:
                  3,834,212 shares

            (iv)  shared power to dispose or to direct the disposition of:  None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      Not applicable.


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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
           SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Not applicable.

ITEM 10.  CERTIFICATION

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 14, 1997                  /s/ Jack D. Hightower
                                          --------------------------------------
                                          Jack D. Hightower


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